SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)

SIGA Technologies, Inc.

(Name of issuer)

Common Stock, par value $0.0001 per share
(Title of class of securities)

826917-10-6
(CUSIP number)

Barry F. Schwartz
35 East 62nd Street
New York, New York 10065
(212) 572-8600
(Name, address and telephone number of person
authorized to receive notices and communications)

July 30, 2009
(Date of event which requires
filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1.		Name of Reporting Person. I.R.S. Identification No. of above person MacAndrews & Forbes Holdings Inc.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,807,375
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,807,375
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 10,807,375
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 25.79%
14.		Type of Reporting Person CO

1.		Name of Reporting Person. I.R.S. Identification No. of above person MacAndrews & Forbes LLC
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,807,375
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,807,375
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 10,807,375
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 25.79%
14.		Type of Reporting Person OO

1.		Name of Reporting Person. I.R.S. Identification No. of above person TransTech Pharma, Inc.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,296,634
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,296,634
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 4,296,634
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 11.14%
14.		Type of Reporting Person CO

This statement ("Amendment No. 6") amends and supplements the statement on Schedule 13D, dated August 13, 2003, as amended by Amendment No. 1 thereto dated October 14, 2003, Amendment No. 2 thereto dated January 8, 2004, Amendment No. 3 thereto dated November 29, 2007, Amendment No. 4 thereto dated June 19, 2008 and Amendment No. 5 thereto dated April 29, 2009 (as so amended, the "Schedule 13D"), filed with the Securities and Exchange Commission by MacAndrews & Forbes Holdings Inc. (formerly known as Mafco Holdings Inc.), a Delaware corporation ("Holdings"), MacAndrews & Forbes LLC (formerly known as MacAndrews & Forbes Inc., formerly known as MacAndrews & Forbes Holdings Inc.), a Delaware limited liability company ("MacAndrews & Forbes"), and TransTech Pharma, Inc., a Delaware corporation ("TransTech"), relating to the shares of common stock, par value $0.0001 per share ("Common Stock"), of SIGA Technologies, Inc., a Delaware corporation (the "Company"). This Amendment No. 6 is being filed by Holdings, MacAndrews & Forbes and TransTech, with respect to shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons. MacAndrews & Forbes is a holding company and a direct wholly owned subsidiary of Holdings. TransTech is a corporation in which Mr. Ronald O. Perelman ("Mr. Perelman") has a direct ownership interest. Mr. Perelman may be deemed to beneficially own the securities deemed to be beneficially owned by TransTech.  Mr. Perelman disclaims beneficial ownership of the securities deemed to be beneficially owned by TransTech. The Company has its principal executive offices at 420 Lexington Avenue, Suite 408, New York, New York 10170. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined herein.

Item 2. Identity and Background.

Item 2 is hereby amended by adding the following at the end thereof:

(a)-(c)  A restated Schedule I, which includes the identity, business address and occupation or employment information for the directors of Holdings and TransTech and the executive officers of each of the Reporting Persons, is attached hereto.

Each of the persons named on Schedule I (the “Schedule I Persons”) is a United States citizen. During the last five years, none of the Reporting Persons or the Schedule I Persons has (i) been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following at the end thereof:

On July 30, 2009, pursuant to a purchase agreement, MacAndrews & Forbes purchased 1,000,000 shares of Common Stock (the "Shares") from TransTech in a privately negotiated purchase at a price of $6.24 per Share.  MacAndrews & Forbes funded the transaction with cash on hand.

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding the following at the end thereof:

On July 30, 2009, TransTech and MacAndrews & Forbes entered into a purchase agreement pursuant to which MacAndrews & Forbes acquired 1,000,000 Shares from TransTech for a per Share price of $6.24.

Item 5. Interest in Securities of the Issuer

 (a)-(b) Item 5(a)-(b) is hereby amended by adding the following at the end thereof:

Based upon (i) information contained in the Company's Quarterly Report on Form 10-Q for the period ending April 30, 2009 (reporting 36,240,495 shares of Common Stock outstanding as of April 25, 2009) and (ii) the Reporting Persons' knowledge of the issuance of 490,196 additional shares of Common Stock in April 2009 (pursuant to transactions previously disclosed), as of July 30, 2009, there were 36,730,691 shares of Common Stock outstanding.  The Reporting Persons (other than TransTech) may be deemed to share beneficial ownership of 10,807,375 shares of Common Stock (assuming that the Reporting Persons have the right to acquire, pursuant to the Letter Agreement, as amended, an additional 2,124,183 shares of Common Stock and Consideration Warrants to purchase 849,673 shares of Common Stock, which represents the maximum remaining Investment permitted by the Letter Agreement, as amended by the Extension Agreement, at a per share price of $3.06 (which is the per share price assuming a funding date of July 30, 2009)), representing approximately 25.79% of the Common Stock deemed to be outstanding (which includes 5,172,140 shares of Common Stock deemed to be beneficially owned by the Reporting Persons (other than TransTech) but not outstanding). The Reporting Persons (other than TransTech) have shared power to vote and dispose of the shares of Common Stock that they own or would own upon investment under the Letter Agreement, as amended, or upon exercise of the warrants held by such Reporting Persons.

In addition, TransTech may be deemed to have beneficial ownership of 4,296,634 shares of Common Stock, representing approximately 11.14% of the Common Stock deemed to be outstanding (which includes 1,824,412 shares of Common Stock deemed to be beneficially owned by TransTech but not outstanding). TransTech has sole power to vote and dispose of the shares of Common Stock that it owns or would own upon exercise of the TransTech Warrant.

Paul G. Savas, a Director of the Company, a Director of TransTech and the Executive Vice President and Chief Financial Officer of Holdings and MacAndrews & Forbes, may be deemed to beneficially own 101,484 shares of Common Stock, representing approximately 0.27% of the Common Stock outstanding (which includes 84,123 shares of Common Stock deemed to be beneficially owned by Mr. Savas but not outstanding).

Barry F. Schwartz, a Director of TransTech and the Executive Vice Chairman of Holdings and MacAndrews & Forbes, beneficially owns 52,966 shares of Common Stock (which includes 18,244 shares of Common Stock deemed to be beneficially owned by Mr. Schwartz but not outstanding), representing approximately 0.14% of the Common Stock outstanding.

Dr. Adnan M. Mjalli, a Director of the Company and the President, Chief Executive Officer and Chairman of the Board of Directors of TransTech, may be deemed to beneficially own 75,000 shares of Common Stock, representing approximately 0.20% of the Common Stock outstanding (which includes 75,000 shares of Common Stock deemed to be beneficially owned by Mr. Mjalli but not outstanding).

(c) The following transactions were effected during the past sixty days by the persons named above:

As described in Item 4 above, on July 30, 2009, MacAndrews & Forbes acquired 1,000,000 shares of Common Stock from TransTech in a privately negotiated transaction pursuant to a purchase agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: August 3, 2009

MACANDREWS & FORBES HOLDINGS INC. MACANDREWS & FORBES LLC

By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman

TRANSTECH PHARMA, INC.

By:	/s/ Anne L. Showalter
	Name:	Anne L. Showalter
	Title:	Senior Vice President –
Legal Affairs and Secretary

AMENDED AND RESTATED SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS
OF MACANDREWS & FORBES HOLDINGS INC., MACANDREWS & FORBES LLC AND
TRANSTECH PHARMA, INC.

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of MacAndrews & Forbes Holdings Inc., MacAndrews & Forbes LLC and TransTech Pharma, Inc. are set forth below. If no business address is given for a director or officer of MacAndrews & Forbes Holdings Inc. or MacAndrews & Forbes LLC, the director's or officer's address is MacAndrews & Forbes Holdings Inc., 35 East 62nd Street, New York, New York 10065. If no business address is given for a director or officer of TransTech Pharma, Inc., the director's or officer's address is TransTech Pharma, Inc., 4170 Mendenhall Oaks Parkway, Suite 110, High Point, North Carolina 27265.

MACANDREWS & FORBES HOLDINGS INC.

Name and Position
(if different from
Principal Occupation	Present Principal Occupation or
or Employment)	Employment and Address

Ronald O. Perelman	Director, Chairman and Chief Executive Officer of MacAndrews &
Forbes Holdings Inc.

Barry F. Schwartz	Director and Executive Vice Chairman of MacAndrews & Forbes Holdings Inc.

Paul G. Savas	Executive Vice President and Chief Financial Officer of
MacAndrews & Forbes Holdings Inc.

MACANDREWS & FORBES LLC

Name and Position
(if different from	Present Principal Occupation or
Principal Employment)	Employment and Address

Ronald O. Perelman	Director, Chairman and
Chairman and	Chief Executive Officer of
Chief Executive Officer	MacAndrews & Forbes Holdings Inc.

Barry F. Schwartz	Director and Executive Vice Chairman
Executive Vice Chairman	of MacAndrews & Forbes Holdings Inc.

Paul G. Savas	Executive Vice President and Chief Financial
Executive Vice President and	Officer of MacAndrews & Forbes Holdings Inc.
Chief Financial Officer

TRANSTECH PHARMA, INC.

Name and Position
(if different from	Present Principal Occupation or
Principal Employment)	Employment and Address

Ronald O. Perelman	Director, Chairman and
Director	Chief Executive Officer of
MacAndrews & Forbes Holdings Inc.

Adnan M. M. Mjalli, Ph.D.	Director, President and Chief Executive Officer

Barry F. Schwartz	Director and Executive Vice Chairman of MacAndrews &
Director	Forbes Holdings Inc.

Paul G. Savas	Executive Vice President and Chief Financial Officer of
Director	MacAndrews & Forbes Holdings Inc.

Thomas R. B. Wardell	Partner, McKenna Long & Aldridge LLP
Director

Anne L. Showalter	Senior Vice President – Legal Affairs and Secretary

Stephen L. Holcomb	Senior Vice President – Chief Financial Officer and
Treasurer

Stephen J. Ireland	Senior Vice President – Business Development